                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            AXSYS Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   054615 10 9
                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 629-0861
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 054615 10 9
--------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person


                                John W. Gildea
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |x|
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds

                  AF; PF
--------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization


                                    U.S.A.
--------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
   Shares                                154,500
Beneficially
  Owned By
    Each                   8        Shared Voting Power
  Reporting
  Person                                      0
   With

                           9        Sole Dispositive Power

                                         154,500


                           10       Shared Dispositive Power


                                             0


--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                   154,500
--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                   |_|
--------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)


                           4.91%
--------------------------------------------------------------------------------

14       Type of Reporting Person


                           IN
--------------------------------------------------------------------------------

--------
(1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd.

                               Page 2 of 5 Pages

CUSIP No. 054615 10 9
--------------------------------------------------------------------------------

1        Name of Reporting Person(2)
         S.S. or I.R.S. Identification No. of Above Person


                            Network Fund III, Ltd.
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |x|
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds

                  WC
--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization


                                Cayman Islands
--------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
   Shares                                139,500
Beneficially
  Owned By
    Each                   8        Shared Voting Power
  Reporting
   Person                                    0
    With

                           9        Sole Dispositive Power

                                         139,500




                           10       Shared Dispositive Power

                                              0


--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                   139,500
--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                   |_|
--------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)


                               4.43%
--------------------------------------------------------------------------------

14       Type of Reporting Person


                           CO
--------------------------------------------------------------------------------

--------
(2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea.

                               Page 3 of 5 Pages

         This Amendment No. 1 to the Schedule 13D filed on May 1, 1997 (the "Schedule 13D") on behalf of John W. Gildea and Network Fund III Ltd. (collectively, the Reporting Persons") is being filed as a final amendment to the Schedule 13D and relates to the Common Stock of Axsys Technologies, Inc. (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amendeed (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.



         On September 29, 1997, the Issuer filed a registration statement with the Securities and Exchange Commission in which the Issuer reports the number of shares of Common Stock of the Issuer outstanding as of August 15, 1997 to be 3,148,381. As such, the Reporting Persons are no longer the beneficial owners of more than five (5%) percent of the outstanding Common Stock of the Issuer.

                                Page 4 of 5 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1997

By:/s/John W. Gildea
   -------------------------------
          John W. Gildea

NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor

         By:/s/John W. Gildea
            -----------------------
            Name:   John W. Gildea
            Title:  President

                                Page 5 of 5 Pages